Mail Stop 3561



								September 1, 2005




George D. Gourdomichalis, President
FreeSeas, Inc.
93 Akti Miaouli
Piraeus, Greece
011-30-210-4528-770

		RE:	FreeSeas, Inc.
      Registration Statement on Form F-1
			Amendment Filed: July 22, 2005
			File No. 333-124825

Dear Mr. Gourdomichalis:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We reissue our prior comment 1.  Please update all disclosures to
the latest practical date to include your most recent financial information and fill in all blank spaces. Use brackets to indicate information that is subject to change prior to effectiveness.
2. We note the significant number of shares being registered for resale on behalf of Messrs. Varouxakis, G. Gourdomichalis, E. Gourdamichals, Burstein, Scibelli, Buckel, and Kesten. Collectively,
the amount of shares that you seek to register on behalf of these officers, directors, and/or affiliates represents approximately 26%
of the company`s shares that will be outstanding immediately after the Merger. Given the significant level of resales by these individuals, we are of the view that the offering by these individuals is an offering by or on behalf of the registrant.
Rule
415(c) of Regulation C requires that offerings by or on behalf of the company may only be conducted at the market if they meet the requirements of Rule 415(a)(4) of Regulation C. Since your offering does not appear to satisfy those provisions, an "at the market" offering by affiliates is not permissible. Please revise the terms of your offering to provide that all offer and sales will be made at a disclosed fixed price for the duration of the offering and that the selling shareholders will be identified as underwriters.
3. We note your revisions and response to our prior comment 3. Expand the disclosure relating to the relationship of V Capital and G
Bros to the proposed merger. Since these entities are parties to the merger agreement, please discuss their roles in the transaction and provide the background that is necessary to gain a complete understanding of the terms of the merger. In this regard, we are not seeking disclosure relating to the merger consideration but, rather, a more complete discussion of the purpose of the involvement, both historical and current, of V Capital, G Bros, The Mida`s Touch, Alastor Investments, and N.Y. Holdings.
4. We note your revisions in response to our prior comment 4. Clarify whether or not FreeSeas conducted any operations as Adventure
Holdings. Also, disclose the dates that V Capital and G Bros were established, the purposes for their establishment, and the nature of the operations, if any, of these entities. Please provide as much background as is necessary in order to gain a complete understanding of the historical nature of these entities and, specifically, their involvement in the establishment of FreeSeas. Please discuss how it was determined that FreeSeas would be established to serve as the parent holding company of the two previously established subsidiaries. Finally, expand your disclosure, in locations as appropriate, to more fully describe the relationships, financial and otherwise, between you, your subsidiaries, V Capital, G Bros, FreeBulkers, The Mida`s Touch, Alastor Investments, and N.Y. Holdings.
5. We cannot locate your revisions in response to our prior comment
6.  Please advise.
6. We note your response to our prior comment 9 yet we also note that, pursuant to section 262 of the DGCL, dissenters` rights, if any, will not be perfected until after the closing of the merger transaction. Further, while we note your analysis as to the valuation of appraisal rights, the DGCL gives the courts broad discretion in determining what valuation to place on shares for appraisal purposes. Therefore, we continue to question how the $7 million requirement for consummation of the merger can be determined prior to the resolution of appraisal rights. Please revise or advise.
7. We note your revisions in response to our prior comment 10. Remove the reference to your expectation regarding the listing of your common stock.

Selected Historical Financial Information, page 9
8. We note your response to prior comment 19. However, it appears that the statement of operations data for Freeseas for the quarter ended March 31, 2005 is inconsistent with the disclosures on page F-
41 of the financial statements. Please revise your disclosure accordingly.

Risk Factors, page 13
Trinity may waive one or more of the conditions . . . ," page 15
9. We note your revisions in response to our prior comment 23. Expand the disclosure relating to the waiver of conditions which might allow Trinity to complete the merger without resoliciting Class
B stockholder approval. Currently, disclosure merely references the listing of FreeSeas`s securities on the Nasdaq or the American Stock
Exchange.

"FreeSeas and its principal officers have affiliations . . . ,"
page
20
10. We reissue our prior comment 24. Please elaborate on the conflicts of interest that could arise between Free Bulkers and FreeSeas in light of management`s affiliation with both companies.

Background and Reasons for the Merger, page 31
Background of the Merger, page 31
11. Advise us about the prior dealings that Messrs. Scibelli and Burstein have had with counsel for FreeSeas, Mr. A Jeffry Robinson.
12. Disclose whether or not FreeSeas was established with the intention of combining with a publicly-reporting blank check company.
13. Describe the circumstances under which counsel for FreeSeas contacted Messrs. Burstein and Scibelli. This disclosure should include a background discussion of how FreeSeas, or its counsel, became aware of Trinity and the fact that Trinity was actively seeking acquisition candidates.
14. Disclosure on page 31 references "exploratory discussions" with three prospective acquisition candidates. Expand the disclosure relating to these "exploratory discussions." This disclosure should include the dates of the contacts and/or communications, the parties who participated, and a discussion of the substance of the "exploratory discussions."

Recommendations of the Board of Directors and Reasons for the Merger, page 33
15. Disclose the date that FreeSeas entered the agreement with Poseidon.

Competition, page 62
16. We reissue our prior comment 41. Please expand the disclosure relating to the company`s competitive position in the industry.

Selling Shareholders, page 98
17. Explain why footnote (3) pertains to the holdings of Efstathios
Gourdomichalis.

Financial Statements
Note 7 - Commitments and Contingencies, page F-11
18. We note your response to prior comment 59. Please tell us whether you will have any material commitments to the investment advisor in the event that the proposed business combination is not consummated. If so, please revise your disclosure accordingly.

Statement of Operations, page F-26
19. We note your response to prior comment 61. Please revise the description of the management fees on the statement of operations in accordance with Rule 4-08(k) of Regulation S-X.

Comparative Per Share Information, page 11
20. Contrary to your response to prior comment 62, there does not appear to be any disclosure of pro forma basic and diluted earnings per share on page 11. Please revise accordingly.

Note 9 - Related Party Transactions, page F-34
21. We note your response to prior comment 70. Please tell us why you believe that the application of SAB Topics 1.B.1 and 5.T would not result in additional expenses being recorded in the financial statements. As the executive officers have incurred a substantial amount of time on company business without receiving compensation, we believe that they have effectively contributed their services to the company. Accordingly, we believe that the statement of operations should be revised to include the value of the contributed services, with an offsetting credit recorded as a capital contribution from the officers, and appropriate footnote disclosures regarding the contributed services. We note that the aggregate base salaries of the officers will be $450,000 per year, plus performance bonuses and applicable employee benefits. In addition, we note that you have generated significant net income since inception, which presumably could not have been accomplished without significant efforts from your executive officers. Without including the value of the contributed services, the historical financial statements would not be comparable to future results of operations. Accordingly, please revise the financial statements for all relevant periods, or tell us, in as much detail as necessary, why you believe that no revisions are required.
Note 15 - Subsequent Events, page F-37
22. We note your response to prior comment 71. Please tell us whether you will have any material commitments to the financial advisor in the event that the proposed business combination is not consummated. If so, please revise your disclosure accordingly.

Part II - Information Not Required in Prospectus

Undertakings
23. We reissue our prior comment 75. Please provide the undertakings required by Item 22(b)-(c) of Form F-4 or tell us supplementally why you do not believe such undertakings are required.

   Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay
Ingram at (202) 551-3397, or to Mike Karney, who supervised the review of your filing, at (202) 551-3847.


      Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies


cc. 	Jeffry Robinson,. Esq.
	305-995-6402 by facsimile








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Mr. George D. Gourdomichalis
FreaSeas, Inc.
September 1, 2005
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